October 5, 2018

Thomas R. Miller
Chief Financial Officer
Sunoco GP LLC
8111 Westchester Drive
Suite 400
Dallas, TX 75225

       Re: Sunoco LP
           Registration Statement on Form S-4
           Filed September 28, 2018
           File No. 333-227607

Dear Mr. Miller:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Parhaum J. Hamidi, Attorney-Adviser, at (202) 551-3421 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Natural
Resources